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                 December 28, 2020

       Karl Kan Zhang
       Chairman of the Board of Directors and Chief Technology Officer CooTek (Cayman) Inc.
       9-11F, No.16, Lane 399, Xinlong Road, Minhang District
       Shanghai, 201101
       People's Republic of China

                                                        Re: CooTek (Cayman)
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed December 15,
2020
                                                            File No. 333-251355

       Dear Mr. Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Ziyue Zhu